
May 21, 2010

Via US Mail and Facsimile to (516) 683-8385

Mr. Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, New York 11590

> **Re:**   **New York Community Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **File No. 001-31565**

Dear Mr. Cangemi:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Critical Accounting Policies

Allowance for Loan Losses, page 44

1. We note in your disclosure on page 45 that during the current fiscal year for your general reserve you changed your historic loss factor evaluation period to the last three years and the current period. Please tell us and include in future filings the following:

    - The financial statement impact of this change on your allowance and provision for loan losses in addition to the period this change occurred; and

    - Compare and contrast the new evaluation period to your previous historical loss period.

Non-covered Loans, page 49

2. We note your multi-family loans include an option for a fixed rate in years six through ten and that in January 2009 you changed the terms of the option to tie the rate to the fixed advance rate of the FHLB New York plus a spread. We also note that contrary to your historical experience, certain borrowers took the fixed rate option during the year. Please revise your future filings to discuss the reason(s) for the change, the dollar amount of loans affected by the change, and the expected impact on net interest income.

Loan Maturity Repricing Analysis, page 56

3. Please revise your maturity and repricing tables in future filings to separately quantify the relevant information for covered and non-covered loans.

Asset Quality, page 57

4. We note your disclosure on page 57 that the buildings securing the $340 million increase in the multi-family non-accrual loans were mostly located outside your primary lending niche. Similarly, we note your disclosure on page 51 of your March 31, 2010 10-Q regarding the $89 million increase in multifamily non-accrual loans during the first quarter. Given the significance of these non-accrual loans, please tell us and revise your future filings to disclose the following:

    - Discuss where these multi-family loans are located and how you monitor these loans in outside locations;

- Discuss whether the increase in non-accrual loans relates to a few large credit relationships or several small credit relationships or both; and
- If a few large credit relationships make up the majority of your multi-family non-accrual loans, discuss those relationships in detail, including:

  - General information about the borrower and location;
  - The amount of total credit exposure outstanding;
  - The amount of the allowance allocated to the credit relationship; and
  - Provide additional information supporting the allowance for loan loss for each credit.

5.   In addition to the above, please provide us with a table that quantifies the number and amount of multi-family non-accrual loans by originating bank at December 31, 2009 and March 31, 2010.

Covered Loans, page 60

6. We note the disclosure on page 60 that you accounted for all the loans acquired in the AmTrust acquisition under ASC Topic 310-30. Please tell us how you determined all of these loans had evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all remaining contractually required payments.

Asset Quality Analysis, page 61

7. We note in your tabular presentation that acquisition, development, and construction non-accrual loans have increased from $24.84 million as of December 31, 2008 to $79.23 million as of December 31, 2009. In addition, we note that the level of charge-offs for these loans increased in 2009 while the allowance for loan losses allocated to the loan category decreased at December 31, 2009 from December 31, 2008. Please tell us and revise your disclosure in future filings to more clearly bridge the gap between the significant changes in your recent credit experience in the acquisition, development, and construction loan portfolio with the decrease in your allowance for loan losses for this loan category.

Item 8. Financial Statements and Supplementary Data

Note 2: Summary of Significant Accounting Policies, page 98

Goodwill

8. Please tell us how you considered the definition of a reporting unit in ASC 280-10 and the guidance in ASC 350-20 in determining you have only one reporting unit for the purpose of your goodwill impairment test.

Segment Reporting

9. We note as a result of your acquisition of AmTrust Bank that you now have a mortgage banking unit with operations and loans in Florida, Ohio, and Arizona as of December 31, 2009. In addition, we note from your disclosures on page 53 and throughout your filing that the majority of your loan portfolio and operations are located in New York metropolitan area. Please tell us how you considered the guidance in ASC 280-10 in determining it was unnecessary to separately present reportable segments for your different geographic locations, including those acquired in the AmTrust acquisition.

10. We note you issued an equity appreciation instrument to the FDIC as consideration for the AmTrust acquisition and you valued the instrument at $8.3 million. Further, we note the instrument was settled for $23.3 million in cash. Please provide us with the following additional information:

    •   Describe how you considered the contractual terms of the instrument when determining its value on the issue date; and

    •   Tell us how you accounted for the instrument upon settlement including where you recorded the difference in the settlement price and value recorded at issuance.

Form 10-Q for the Quarter Ended March 31, 2010

Notes to the Unaudited Consolidated Financial Statements

Note 2. Business Combinations, page 5

11. We note the disclosure on page 11 that you accounted for all the loans acquired in the Desert Hills acquisition under ASC Topic 310-30. Please tell us how you determined that all of these loans had evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all remaining contractually required payments.

Note 4. Securities, page 13

12. We note your disclosure on page 14 that the market value and amortized cost of your capital trust notes portfolio is $131.57 million and $176.29 million at March 31, 2010. Considering the impairment charges taken on this portfolio in 2009 and in the quarter ended March 31, 2010, the significant judgment required to determine if a security is other than temporarily impaired, and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50 (paragraphs 38 and 42 of FSP FAS 115-2 and FAS 124-2) and Item 303 of Regulation S-K. Therefore, for each pooled trust preferred security with at least one rating below investment grade, please provide us and revise future annual and interim filings to provide a tabular disclosure including the following information as of the most recent period end:

- single-issuer or pooled,
- class,
- book value,
- fair value,
- unrealized gain/loss,
- lowest credit rating assigned to the security,
- number of banks currently performing,
- actual deferrals and defaults as a percentage of the original collateral,
- expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and
- excess subordination as a percentage of the remaining performing collateral.

Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

13. We note available-for-sale equity securities have been in an unrealized loss position for 12 months or longer with unrealized losses of $17.44 million. In an effort to further enhance the disclosures surrounding your securities portfolio, please provide the following information in future filings:

- Further segregated disclosures surrounding your marketable equity securities (e.g., by business sector, industry, company size, geographic concentration or other economic characteristics of the securities);

- If there are a few individual securities that make up a significant portion of your gross unrealized losses enhance your disclosure to focus on these specific securities; and

- What time frame you consider to be the "near term" for purposes of evaluating other-than-temporary impairment.

In addition, please provide us a draft of the disclosure using the March 31, 2010 financial information.

Note 5. Loans, net, page 21

14. We note that your troubled debt restructurings (TDRs) have increased from $0 as of December 31, 2008 to $184.8 million and $225.2 million as of December 31, 2009 and March 31, 2010. Please tell us as of March 31, 2010 and revise your future filings to disclose the following:

- your troubled debt restructurings, quantified by loan type and classified/quantified separately as accrual and non-accrual; and

- quantification of types of concessions made (i.e. reduction in interest rates, payment extensions, forgiveness of principle, forbearance or other actions) in addition to a discussion of your success with the different types of concessions.

15. Similar to the disclosures provided on page 123 of your Form 10-K, please revise your future filings beginning with your next Form 10-Q to disclose your total investment in impaired loans and the amount of that recorded investment for which there is a/is no related allowance. Provide us with these disclosures as of March 31, 2010. Refer to ASC 310-10-50-15.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 51

16. We note your disclosure on page 54 that you consider loan-to-value ratios as one of the key determinants in determining the future performance of loans. We further note your disclosure of the average loan-to-value ratios at origination for your multi-family and commercial real estate loans. If the value of properties collateralizing these loans has declined it would be beneficial to investors if your disclosure included current average loan-to-value ratios compared to original average loan-to-value ratios.

Please tell us if you analyze this information, at what frequency, and disclose such information in your future filings to the extent available.

17. Please revise your allowance for loan losses roll forward in future filings to clearly show the effect the loss sharing agreements have on your provision for loan losses. For example, include a separate line item quantifying the provision before expected reimbursements from the FDIC.

18. We note your disclosure on page 55 that covered loans and other real estate owned are not reflected in any of the amounts or asset quality measures including ratios provided in your asset quality tabular disclosure. We believe a best practice would be to present this information gross, including the FDIC covered assets, with transparent quantification of the amount of covered assets included as well as quantification of the impact the covered assets have on the data. As such, please revise future filings to present this information gross with accompanying additional disclosures relating to the covered assets. For example, present as a separate line in the 30 – 89 days past due table the loan category "One- to four- family covered loans" and include separate line items that include the covered assets in your ratio calculations.

19. We note that your non-performing loans increased from $113.70 million at December 31, 2008 to $578.07 million and $734.69 million at December 31, 2009 and March 31, 2010. Given the continued decline in the asset quality of your loan portfolio, please provide in future filings a detail discussion of your five largest non-performing loans, which includes the following:

- the type of loan (one-to-four family, multi-family, commercial real estate, construction, etc.);
- when the loan was originated;
- the allowance for loan losses associated with the loan, as applicable;
- when the loan became non-accrual;
- the underlying collateral supporting the loan;
- the last appraisal obtained for the loan, as applicable; and
- any other pertinent information deemed necessary to understand your review of the loan and related accounting for the loan.

In addition, please provide us a draft of the disclosure using the March 31, 2010 financial information.

****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lindsay Bryan, Staff Accountant, at (202) 551-3417 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant